EXHIBIT 99.2

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC   20549
                            FORM 8-K
                         CURRENT REPORT
        Pursuant to Section 13 of 15(d) of the Securities
                      Exchange Act of 1934
        Date of Report (Date of earliest event reported)
                          March 29, 2001

                       VECTREN CORPORATION
     (Exact name of registrant as specified in its charter)

         Indiana              1-15467             35-2086905
  ---------------------  ----------------    -------------------
  (State of              (Commission File    (I.R.S. Employer
  Incorporation)         Number)              Identification No.)

  20 N.W. Fourth Street
   Evansville, Indiana                              47741
                                              ------------------
(Address of principal executive offices)          (Zip Code)

Registrant's telephone number, including area code (812)465-5300

                               N/A
     (Former name or address, if changed since last report.)






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ITEM 5.  Other Matters

Attached is a press release discussing the recent settlement between the Indiana Gas Company, Inc. (IGC) (subsidiary company of Vectren Corporation), the Indiana Office of the Utility Consumer Counselor, and the Citizens Action Coalition of the appeals surrounding the Indiana Utility Regulatory Commission's January 4, 2001 order that disallowed $3.8 million of gas cost recovery by IGC. As detailed in the press release, the settlement provides for immediate rate reductions to IGC customers and for additional contributions to low-income assistance programs to assist customers in paying heating bills. The agreement provides that the $3.8 million disallowance, which was recognized as a charge to IGC's 2000 fiscal year results, will be satisfied by the contributions described in the press release. As a result of the disallowance and amounts previously recognized, it is expected that the additional expense recorded in 2001 will be less than $2 million.

Item 7.  Exhibits

99-1     Press Release
99-2     Forward Looking Statements




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                           SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
                        VECTREN CORPORATION
March 29, 2001



                              By:  /s/ M. Susan Hardwick
                              M. Susan Hardwick
                              Vice President and Controller





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EX 99-1

News Release
 ==============================================================
  Indiana Office of         Vectren          Citizens Action
  Utility Consumer        Corporation      Coalition of Indiana
      Counselor
 100 N. Senate Ave.,     P.O. Box 209      5420 N. College Ave.
      Room 501
  Indianapolis, IN      Evansville, IN       Indianapolis, IN
     46204-2215           47702-0209              46220
www.state.in.us/oucc    www.vectren.com       www.citact.org


For Immediate   Contacts:   Anthony   Mike Roeder   Dave Menzer
   Release                  Swinger
March 29, 2001                OUCC      Vectren         CAC
                             (317)       (317)         (317)
                            233-2747    321-0691     205-3535

Settlement Agreement to Provide Immediate Benefits for Vectren
Natural Gas Customers

The Indiana Office of Utility Consumer Counselor (OUCC), Vectren Corporation - the parent company of Indiana Gas Company, Inc.
(IGC) and Southern Indiana Gas and Electric Company (SIGECO), and the Citizens Action Coalition of Indiana (CAC) have reached an agreement to provide $5.25 million in immediate benefits for IGC and SIGECO customers.

The agreement, if approved by the Indiana Utility Regulatory Commission (IURC), will provide an immediate one-month bill reduction for all IGC customers. In addition, Vectren will make significant contributions to Indiana's Low Income Heating Assistance Program (LIHEAP) to help consumers in Vectren's service territories. Local Community Action Agencies will distribute the LIHEAP dollars.

All of the contributions under the settlement agreement would be made in addition to Vectren's existing low-income assistance commitments, which exceed $940,000 for the two gas utilities. In addition, the contributions and matching funds would be carried over to the 2001-2002 heating season if not completely used in 2001.

Pending IURC approval, the settlement agreement's major benefits break down as follows:

*   $3.3 million in rate reductions for all Indiana Gas Co.
    customers.
    * The one-month credit of $4-$6 would be provided in the next available month following approval of the agreement.
* A $1 million contribution from Vectren to LIHEAP, to benefit low-income consumers in IGC territory.
* A $700,000 contribution from Vectren to LIHEAP, to benefit low-income consumers in SIGECO territory.
* A $250,000 contribution from Vectren to matching funds for its Share the Warmth Program.

The agreement resolves pending appeals surrounding the IURC's January 4, 2001 decision that disallowed $3.8 million of IGC's proposed gas cost increase for January and February. The IURC order indicated that the disallowance would be implemented through future proceedings. If the settlement agreement receives IURC approval, all appeals will be dropped and the rate reductions will take place immediately. Appeals of the IURC order would likely delay the reductions. Settlement approval would also resolve all potential legal concerns involving SIGECO's current gas cost adjustment proceeding.

The agreement further provides that the $3.8 million disallowance, which was recognized as a charge to Vectren's 2000 fiscal year results, will be satisfied by the contributions described above. As a result of the disallowance and other amounts recognized previously, Vectren expects additional expense recognized for 2001 will be less than $2 million.

"This agreement brings fair and equitable closure to the pending legal issues and provides additional support for consumers, particularly those most affected by the high prices," said Indiana Utility Consumer Counselor Anne E. Becker. "This agreement means direct and immediate benefits for Indiana Gas and SIGECO customers. It also allows the parties to shift focus and prepare for next winter."

"These are extraordinary times," said Vectren Corporation Chairman and CEO Niel Ellerbrook. "While we cannot control the market prices for natural gas, we empathize with the impact higher prices and cold weather have had on our customers. We are providing these additional dollars to help many customers pay their heating bills. This beneficial agreement is the right outcome for our customers."

Vectren is also providing help to its customers in applying for assistance from a $25 million grant given by the Lilly Endowment.
The grant is intended to ease the burden of this year's higher natural gas prices.

"We welcome the additional dollars that will help low-income Hoosiers who continue to have a tough time dealing with the high bills," said Citizens Action Coalition Utility Campaign Organizer Dave Menzer. "This settlement will help people who need it the most, and we hope the agreement sets the proper tone as we look toward the next heating season."

The Indiana Office of Utility Consumer Counselor (OUCC) is the state agency that represents the interests of all utility consumers and the public in matters related to the provision of utility services. The agency is active in proceedings before regulatory and legal bodies, and committed to giving consumers a voice in the creation of utility service policy.

Vectren Corp. (NYSE: VVC) is an energy and applied technology holding company headquartered in Evansville. Vectren's energy delivery subsidiaries provide gas and/or electricity to approximately one million customers in Indiana and Ohio. Vectren's non-regulated subsidiaries and affiliates provide energy-related products and services, fiber-optic based communications services and utility related services, including materials management, debt collections, underground pipeline construction and repairs, underground facilities locating and meter reading services.

The Citizens Action Coalition is a non-profit advocacy organization that has represented Indiana citizens for more than 25 years on a broad range of issues, including utility rates and service, environmental protection and health care. With 300,000 members and supporters statewide, the Coalition has offices in Indianapolis, Fort Wayne, South Bend and New Albany.




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Exhibit 99.2




Cautionary Statement for Purposes of the "Safe Harbor"
Provisions of the Private Securities Litigation Reform Act of
1995.

A "safe harbor" for forwarding-looking statements is provided by the Private Securities Litigation Reform Act of 1995 (Reform Act of 1995). The Reform Act of 1995 was adopted to encourage such forward-looking statements without the threat of litigation, provided those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause the actual results to differ materially from those projected in the statement. Forwardlooking statements have been and will be made in written documents and oral presentations of Vectren Corporation and its subsidiaries. Such statements are based on management's beliefs, as well as assumptions made by and information currently available to management. When used in Vectren Corporation and its subsidiaries' documents or oral presentations, the words "believe," "anticipate," "endeavor," "estimate," "expect," "objective," "projection," "forecast," "goal," and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause Vectren Corporation and its subsidiaries' actual results to differ materially from those contemplated in any forward-looking statements included, among others, the following:
Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unusual maintenance or repairs; unanticipated changes to fossil fuel costs; unanticipated changes to gas supply costs, or availability due to higher demand, shortages, transportation problems or other developments; environmental or pipeline incidents; transmission or distribution incidents; unanticipated changes to electric energy supply costs, or availability due to demand, shortages, transmission problems or other developments; or electric transmission or gas pipeline system constraints.

Increased competition in the energy environment including effects of industry restructuring and unbundling.

Regulatory factors such as unanticipated changes in ratesetting policies or procedures, recovery of investments and costs made under traditional regulation, and the frequency and timing of rate increases.

Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission (Commission), the Federal Energy Regulatory Commission, state public utility commissions, state entities which regulate natural gas transmission, gathering and processing, and similar entities with regulatory oversight.

Economic conditions including inflation rates and monetary fluctuations.

Changing market conditions and a variety of other factors associated with physical energy and financial trading activities including, but not limited to, price, basis, credit, liquidity, volatility, capacity, interest rate, and warranty risks.

Availability or cost of capital, resulting from changes in Vectren Corporation and its subsidiaries, interest rates, and securities ratings or market perceptions of the utility industry and energy-related industries.

Employee workforce factors including changes in key executives, collective bargaining agreements with union employees, or work stoppages.

Legal and regulatory delays and other obstacles associated with mergers, acquisitions, and investments in joint ventures.

Costs and other effects of legal and administrative proceedings, settlements, investigations, claims, and other matters, including, but not limited to, those described in periodic filings made with the Commission by Vectren Corporation and its subsidiaries, Indiana Gas Company, Inc. and Southern Indiana Gas and Electric Company.

Changes in federal, state or local legislature requirements, such as changes in tax laws or rates, environmental laws and regulations.

Vectren Corporation and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions, other factors affecting such statements.